
Mail Stop 3720

November 6, 2009

Mr. Liu Rui Sheng
President, Chief Financial Officer
Décor Products International, Inc.
No. 6 Economic Zone, Wushaliwu, Chang'an Town
Dongguan, Guangdong Province, China

> **Re:** **Décor Products International Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 5, 2009**
> **File No. 000-53272**

Dear Mr. Sheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.01

1.   We note you state there were no disagreements with the former accountants which if not resolved to their satisfaction "would have caused it to make reference to the subject matter of the disagreement in connection with its report on these financial statements for those periods." Your disclosure is not consistent with the requirements of Item 304(a)(1)(iv) of Regulation S-K. Please revise your

representation to state, if true, during the years ended December 31, 2008 and 2007 and through the dismissal date, there were no disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of your former accountant, would have caused them to make reference to the subject matter of the disagreement in connection with its report.

2.   Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Melissa Kindelan, Staff Accountant, at (202) 551-3564.

Sincerely,

Larry Spirgel
Assistant Director

cc.   Via U.S. Mail and Fax (954) 424-2230
       Chris Cottone
       Greentree Financial Group, Inc
       7951 SW 6th Street, Suite 216
       Plantation, FL 33324